

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Frank Orzechowski
Chief Financial Officer
Sigma Additive Solutions, Inc.
3900 Paseo del Sol
Santa Fe, NM 87507

> **Re: Sigma Additive Solutions, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-38015**

Dear Frank Orzechowski:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Manufacturing